



Big Bear DC LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $300,000

Offering End Date: March 7, 2024

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Big Bear DC LLC

Founded: July 10, 2023

Address: 105 R Street NW
Washington, DC 20001

Industry: Full-Service Restaurants

Employees: 28

Website: https://www.bigbearcafe-dc.com/

Use of Funds Allocation:

If the maximum raise is met:

$300,000 (100.00%) – of the proceeds will go towards business & infrastructure expansion

Social:

Instagram: 7,454 Followers





Business Metrics:

	FY21	FY22	YTD 12/28/2023
Total Assets	$42,525	$62,545	$18,290
Cash & Cash Equivalents	$42,525	$62,545	$18,290
Accounts Receivable	$0	$0	$0
Short-term Debt	$0	$0	$416
Long-term Debt	$0	$0	$0
Revenue	$84,040	$71,736	$767,920
Cost of Goods Sold	$0	$0	$0
Taxes	$0	$0	$0
Net Income	$76,337	$69,765	$242,365

Recognition:

Big Bear DC LLC (DBA Big Bear DC) started in 2007 when a group of neighbors came together and built one of the first independent "first wave" coffee shops in D.C. with direct trade growers and roasters. Under the direction of the owner, Stuart Davenport, we worked with local farmers and organizers to create the growers-only Bloomingdale Farmers Market, and developed a team of talented chefs, bakers, and program managers who grew the business year after year to include a full in-house bakery, a farm-focused ingredient-driven kitchen, a custom cocktail and natural wine bar, and an events program that manages wedding receptions, ceremonies, large family dinners, music events, community events, and parties. They will use the funds to invest in our Bloomingdale Farmers Market, infrastructure, working capital, kitchen improvements and new equipment

About:

Big Bear DC LLC (DBA Big Bear DC) invests in its neighborhood to support independent businesses, artists, community groups and individuals. This year, Big Bear is raising funds to invest in the farms, artisans and artists of its Bloomingdale's Farmers Market to provide a stronger platform.

For more information, contact our Customer Support Team at support@thesmbx.com

